FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 28, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED

Drax Power Station
P.O. Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _______

1. Press Release dated November 28, 2003.

DRAX HOLDINGS LIMITED

Index

Item

1. Press Release dated November 28, 2003.

FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should” or “anticipates” or the negative forms of other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other factors in this report, and you should also review “Key Information—Risk Factors” and “ Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2003, as amended on Form 20-F/A as filed with the SEC on November 17, 2003, which we incorporate by reference herein.

     You should also consider, among others, the following important factors:

•	general economic and business conditions in the UK;

•	changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (“NETA"). NETA was implemented on March 27, 2001;

•	general industry trends;

•	changes to the competitive environment;

•	power prices and resource availability and pricing;

•	changes in business strategy, development plans or vendor relationships in the market for power in the UK;

•	that Drax Power Limited’s principal hedging arrangement relating to power sales has been terminated, and accordingly, Drax Power Limited is currently operating the Drax Power Station as a fully-merchant plant;

•	that since December 12, 2002, we are operating under standstill arrangements with, inter alia, certain of our senior creditors, which are scheduled to terminate on December 31, 2003;

•	availability, terms and deployment of capital;

•	interest rate volatility;

•	changes in currency exchange rates, inflation rates and conditions in financial markets;

•	availability of qualified personnel;

•	a change in the interpretation of tax laws in the relevant jurisdictions; and

•	the recoverability of amounts due to Drax Power Limited from TXU Europe Energy Trading Limited and/or TXU Europe Group plc pursuant to the long-term power purchase agreement and associated guarantee.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.

ITEM 1

PRESS RELEASE

Drax Holdings — Restructuring Update

(London — 28 November 2003) Drax Holdings Limited (“Drax”) and International Power (“IPR”) announce that they are in discussions following an offer by IPR to increase the discount price for the A-2 debt from 71% to 95% of face value, as part of the cash out offer made available in connection with the schemes of arrangement posted to senior creditors of Drax on 17 November 2003. IPR’s total funding commitment in respect of the A-2, A-3 and B debt amounts remains at £130 million, which for IPR would represent a maximum equity holding of 24% in Drax. The increased discount price for the A-2 debt offered by IPR reflects an improved power price environment.

Both parties remain committed to completing the restructuring within the existing overall timetable.

The Board of Directors of Drax is considering whether the offer is in the interests of the company and its creditors as a whole. There can be no assurance that any amendments will be made to the terms of the existing cash out offer. A further announcement will be made as soon as practicable.

For further information please contact:

Drax Holdings Limited:

Buchanan Communications Judith Parry Kelly-Ann French	Tel: +44 (0)1943 883990

International Power plc:

Aarti Singhal	Tel: +(0)20 7320 8681

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DRAX HOLDINGS LIMITED

Date: November 28, 2003	By:	/s/ Gordon Horsfield

Director

Date: November 28, 2003	By:	/s/ Gerald Wingrove

Director